SCHEDULE 13G



                               CUSIP NO. 080555105






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                              A.H. Belo Corporation
                                (Name of Issuer)



                Series A Common Stock, par value $1.67 per share
                         (Title of class of securities)



                                    080555105
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)

     1) Name of Reporting Person. Phoenix Investment Management Company, LP - 05-0438516.




     2) Check the Appropriate box if a Member of a Group (See Instructions)

         (a)
         (b)



     3) SEC Use Only......................................



     4) Citizenship or Place of Organization. Rhode Island, USA



Number of         (5) Sole Voting Power              __0___
Shares Bene-
ficially          (6) Shared Voting Power            __0___
Owned By
Each Report-      (7) Sole Dispositive Power         __7,464,119
ing Person
With              (8) Shared Dispositive Power       __964___



     9) Aggregate Amount Beneficially Owned by Each Reporting Person.  7,465,083




     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



     11) Percent of Class Represented by Amount in Row 9. __14.21%.1



     12) Type of Reporting Person (See Instructions). IA




Item 1(a).  Name of Issuer.
         A.H. Belo Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.
         400 South Record Street, Dallas, Texas, 75202.

Item 2(a).  Name of Person Filing.
         Phoenix Investment Management Company, LP.

Item 2(b).  Address of Principal Business Office.
         One Citizens Plaza, Providence, Rhode Island 02903.

Item 2(c).  Citizenship.
         Rhode Island, USA.


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Item 2(d).  Title of Class of Securities.
         Series A Common Stock, par value $1.67 per share("Common Stock").

Item 2(e).  CUSIP Number.
         912889409.

Item 3.
         Investment Advisor registered under section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

         (a)      Amount Beneficially Owned. 7,465,083.
                  (b)      Percent of Class.  14.21%.

                  (c) Number of shares of Preferred Stock as to which the company has:

                           (i)      sole power to vote or to direct the vote
                                            ____0

                           (ii)     shared power to vote or to direct the vote
                                                0

                           (iii) sole power to dispose or to direct the
                                 disposition of ____7,464,119_

                           (iv)  shared power to dispose or to direct the
                                 disposition of     964

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April _8, 1997               _____/s/ Gerald J. Fogarty, Jr.__
                                             Gerald J. Fogarty, Jr., Partner





--------
1 This percentage is based upon 52,528,108 outstanding Series A shares as of March 31, 1997, which sum includes the Series A shares issued pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of September 26, 1996 among the Issuer, The Providence Journal Company and A H Finance Company.